SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

Index

1. Summary of Business Report for Fiscal Year 2007

2. Exhibit 99.1-Kookmin Bank and Its Subsidiaries Consolidated Audit Report 2007

8.1.	Progress Relating to Regulatory Filing	40

Summary of 2007 Business Report for Fiscal Year 2007

On March 31, 2008, Kookmin Bank filed its business report for fiscal year 2007 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

In effect from January 1, 2007, we have adopted SKAS1 No. 21 (“Preparation and Presentation of Financial Statements I”) and SKAS No. 24 (“Preparation and Presentation of Financial Statements II (Financial Industry)”), pursuant to which the presentation and order of certain line items, including gain/loss on disposal of available-for-sale securities, have been reclassified from non-operating income to operating income. We have revised our financial statements for prior periods to reflect this change. In addition, pursuant to amendments to SKAS No. 16 (“Tax accounting”), refunds of income tax and additional income tax payments previously classified as non-operating revenue (expense) are currently classified as income tax expense. The effect of the changes in the classification of such income statement items for the year ended December 31, 2007 is as follows: non-operating revenue decreased by Won 867.5 billion, non-operating expenses decreased by Won 604.3 billion, operating income increased by Won 749.3 billion and income tax expense increased by Won 486.1 billion.

Financial information contained in this summary (and in the attached audit report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or the “Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” in this document are to the currency of the Republic of Korea.

[1]	SKAS: Statement of Korean Accounting Standards

1.	Introduction to the Bank

1.1	Business Purposes

The business purpose of the Bank is to engage in the following business activities:

•	The banking business as prescribed by the Banking Act,

•	The business as prescribed by the Trust Business Act,

•	The credit card business as prescribed by the Specialized Credit Financial Business Act, and

•	Other businesses permitted by other relevant Korean laws and regulations

1.2	History

•	November 1, 2001

Incorporated and listed on the New York Stock Exchange

•	November 9, 2001

Listed on the Korea Stock Exchange

•	September 23, 2002

Integrated IT platforms of former Kookmin Bank and H&CB

•	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V. Amsterdam

•	September 30, 2003

Completed the merger with Kookmin Credit Card

•	December 16, 2003

Completed a strategic investment in Bank Internasional Indonesia (BII) by investing in a 25% stake in Sorak Financial Holdings, a consortium with other investors

•	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

•	April 29, 2004

Established a subsidiary, KB Life Insurance Co., Ltd., to engage in insurance business

•	July 22, 2004

Entered into an alliance with China Construction Bank in connection with the foreign currency business

•	August 31, 2004

ING Bank N.V. Amsterdam entered into a contract with Kookmin Bank for a strategic investment in KB Life Insurance Co., Ltd.

•	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in an extraordinary general meeting of shareholders

•	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

•	January 01, 2005

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single Kookmin Bank labor union

•	March 02, 2005

Opened KB Satellite Broadcasting System, the first combined broadcasting system in Korea

•	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

•	June 16, 2005

Disposed of 27,423,761 shares of treasury stock by means of a combination of domestic over-the-counter-sales and an international issuance of depository receipts

•	July 26, 2005

Obtained an approval from FSS to use the Market Risk Internal Model for the first time among domestic financial institutions

•	October 10, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

•	February 2, 2006

Established the “Basel II system to calculate credit risk weighted asset and new BIS capital adequacy ratio” for the first time among domestic financial institutions

•	April 3, 2006

Established 100% computerization of bank accounts for the first time among domestic financial institutions

•	September 8, 2006

Implemented SOD (Segregation of Duties)

•	December 11, 2006

Ranked Number 1 among banks in the National Customer Satisfaction Index(NCSI) by Korea Productivity Center

•	April 27, 2007

Commenced principal stage of the Next Generation System development and new IT center construction

•	October 31, 2007

Reappointed Mr. Chung Won Kang as the President & CEO in an extraordinary general meeting of shareholders

•	November 14, 2007

Entered into a share purchase agreement to acquire a 95.8% stake in Hannuri Investment & Securities Co., Ltd.

•	December 11, 2007

Ranked Number 1 among banks and Number 1 among credit card businesses in the National Customer Satisfaction Index(NCSI) by Korea Productivity Center

•	December 31, 2007

Became the first Korean bank to obtain approval from the FSS to use a “Foundation Internal Ratings-based Approach” for credit risks under Basel II.

•	February 20, 2008

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to the Korean National Pension Service

•	March 11, 2008

Addition of a new affiliate, KB Investment & Securities Co., Ltd. (formerly Hannuri investment & Securities Co., Ltd.)

•	March 14, 2008

Entered into agreements to acquire up to 50.1% of the shares of Joint Stock Company Bank CenterCredit, a Kazakhstan Bank.

•	March 28, 2008

Kookmin Bank decided to sell its entire shareholding in Sorak Financial Holdings Pte. Ltd.

1.3.	Capital Structure

1.3.1.	Common Shares

Kookmin Bank has the authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that Kookmin Bank is authorized to issue shares of preferred stock up to one-half of all of Kookmin Bank’s issued and outstanding shares of common stock. Upon completion of the merger between the former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of a shareholders’ meeting held on March 22, 2002, Kookmin Bank issued an additional 17,979,954 common shares in connection with a stock dividend of 6%.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With respect to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued an additional 8,120,431 common shares on October 1, 2003. Accordingly, as of December 31, 2007, a total of 336,379,116 common shares were issued.

Number of Shares	(Unit: shares) as of December 31, 2007

	Type
	Common Stock	Total
Share Issued (A)	336,379,116	336,379,116
Treasury Stock (B)	—	—
Share Outstanding (A-B)	336,379,116	336,379,116

Capital Increase	(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
2001.10.31	Common Stock	299,697,462	5,000	—	M&A into a new entity
2002.3.22	Common Stock	17,979,954	5,000	5,000	Stock dividend
2002.11.30	Common Stock	10,581,269	5,000	22,124	CB conversion
2003.10.01	Common Stock	8,120,431	5,000	38,100	M&A with KCC

1.3.2.	Treasury Stock

(Unit: shares)

Date	Details	Number of shares
December 31, 2005	Outstanding Treasury Shares	217,935
January 13, 2006	Disposition due to exercise of stock option by grantees	(217,935)
As of December 31, 2007	Outstanding Treasury Shares	0

1.3.3.	Employee Stock Ownership Association

(Unit: shares)

Type	Beginning Balance (January 1, 2007)	Increase	Decrease	Ending Balance (December 31, 2007)	Remarks
Registered common stock	2,790,281	—	60,525	2,729,756	—

Total	2,790,281	—	60,525	2,729,756	—

1.4.	Dividend

The following table shows our dividend related information for the last three years. The Board of Directors of Kookmin Bank passed a resolution to pay a dividend for fiscal year of 2007, and shareholders of Kookmin Bank approved of the dividend payout for fiscal year 2007 at the general meeting of shareholders held on March 20, 2008.

(Unit: in millions of Won unless indicated otherwise)

	2007	2006	2005
Net (loss) income for the period	2,773,843	2,472,111	2,252,218
Diluted (loss) earnings per share (Won)	8,246[1]	7,349	6,977
Total dividend amount	824,129	1,227,784	184,889
Dividend payout ratio (%)	29.71[2]	49.67	8.21
Cash dividend per common share (Won)	2,450	3,650	550
Stock dividend per common share (%)	—	—	—
Dividend per preferred share (Won)	—	—	—
Dividend yield ratio (%)	3.48[3]	4.90	0.72

[1]	Earnings per share = net income (Won 2,773,843,133,424) / weighted average number of shares (336,379,116 shares).
[2]	Dividend payout ratio = total dividend amount for common shares (Won 824,128,834,200) / net income (Won 2,773,843,133,424).
[3]	Dividend yield ratio = dividend per share (Won 2,450) / average closing price for a week based on business day prior to market closing date of December 31, 2007 (Won 70,475).

2.	Business

2.1.	Source and Use of Funds

2.1.1.	Source of Funds

[Bank Account]

(Unit: in millions of Won, %)

		December 31, 2007		December 31, 2006		December 31, 2005
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won	Deposits	109,901,995	3.23	111,324,234	2.91	114,394,983	2.82
currency	Certificate of deposit	14,683,182	5.19	8,408,753	4.53	5,008,378	3.69
	Borrowings	2,474,036	3.64	2,533,547	3.36	2,674,268	3.02
	Call money	1,553,396	4.79	2,300,768	4.09	931,968	3.24
	Other	36,902,539	5.52	28,332,243	5.13	24,315,388	5.08

Subtotal		165,515,148	3.93	152,899,545	3.43	147,324,985	3.23

Foreign	Deposits	1,723,594	2.80	1,489,895	2.37	1,473,811	1.61
currency	Borrowings	4,415,317	3.81	3,635,918	3.41	3,231,480	2.06
	Call money	538,081	5.04	527,600	4.74	285,573	3.48
	Debentures	2,820,166	5.18	1,530,941	4.49	765,723	4.09
	Other	91,227	—	59,296	—	52,592	—

Subtotal		9,588,385	4.06	7,243,650	3.50	5,809,179	2.26

Other	Total Shareholders Equity	16,064,310	—	14,251,498	—	11,369,246	—
	Allowances	924,317	—	1,004,895	—	677,036	—
	Other	11,036,268	—	11,935,765	—	12,041,392	—

Subtotal		28,024,895	—	27,192,158	—	24,087,674	—

Total		203,128,428	3.40	187,335,353	2.94	177,221,838	2.76

2.1.2.	Use of Funds

[Bank Account]

(Unit: in millions of Won, %)

		December 31, 2007		December 31, 2006		December 31, 2005
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	27,232	0.99	190,902	3.66	304,662	2.97
	Securities	29,795,474	4.66	31,437,266	4.25	27,676,964	4.58
	Loans	135,549,458	6.60	120,688,857	6.44	120,539,476	6.24
	Advances for customers	28,717	1.51	13,122	2.27	23,947	8.64
	Call loan	646,821	4.81	823,293	4.25	1,473,725	3.43
	Private placement corporate bonds	7,599,124	5.42	5,702,726	5.43	1,887,514	6.95
	Credit card accounts	9,232,452	22.20	7,855,415	24.46	7,321,906	26.93
	Other	355,868	—	328,681	—	267,061	—
	Allowance for credit losses ( - )	-2,340,182	—	-2,377,086	—	-3,034,841	—

Subtotal		179,894,964	7.14	164,663,176	6.96	156,460,414	7.06

Foreign currency	Due from banks	323,370	3.94	486,764	4.31	598,015	2.88
	Securities	993,119	4.60	793,181	6.78	858,565	6.15
	Loans	7,610,703	4.51	6,561,903	4.06	4,745,013	2.97
	Call loan	424,043	4.84	261,483	4.77	132,210	3.24
	Bills bought	1,421,642	5.95	1,326,578	5.51	1,037,144	4.64
	Other	1,815	—	1,798	—	2,209	—
	Allowance for credit losses ( - )	-84,723	—	-65,952	—	-64,290	—

Subtotal		10,689,969	4.78	9,365,755	4.61	7,308,866	3.68

Other	Cash	1,079,189	—	966,002	—	956,471	—
	Fixed assets held for business	2,540,601	—	2,397,111	—	2,508,879	—
	Other	8,923,705	—	9,943,309	—	9,987,208	—

Subtotal		12,543,495	—	13,306,422	—	13,452,558	—

Total		203,128,428	6.58	187,335,353	6.35	177,221,838	6.38

2.1.3.	Fee Transactions

(Unit: in millions of Won)

		December 31, 2007	December 31, 2006	December 31, 2005
Fee Revenue (A)
Won	Guarantees	7,535	6,245	5,336
currency	Commissions received	1,202,814	950,789	804,933
	Credit card	153,876	129,615	104,931
	National Housing Fund Mgt.	121,700	171,811	179,541
Foreign	Guarantees	8,315	5,662	4,227
currency	Others	76,842	77,673	78,715

Subtotal		1,571,082	1,341,795	1,177,683

Fee Expense (B)
Won &	Commissions paid in Won	208,494	178,500	119,539
foreign	Credit card	350,889	254,041	210,315
currency	Others	33,740	31,859	22,692

Subtotal		593,123	464,400	352,546

Fee Income (A-B)		977,959	877,395	825,137

2.2.	Principal Banking Activities

2.2.1.	Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2007		December 31, 2006		December 31, 2005
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits	Demand deposits	18,027,342	19,759,190	16,896,730	20,179,568	14,985,812	17,946,067
in Won	Time & savings deposits	89,417,348	93,809,636	89,613,715	91,156,790	92,463,027	91,863,790
	Mutual installment deposits	3,474,443	3,038,971	4,302,015	3,833,573	5,674,807	5,120,668
	Mutual installment for housing	3,425,419	2,973,115	4,221,249	3,842,727	4,942,334	4,582,031
	Certificate of deposit	14,683,182	17,617,643	8,408,753	9,579,701	5,008,378	5,389,543

Subtotal		129,027,734	137,198,555	123,442,462	128,592,359	123,074,358	124,902,099

Deposits in foreign currency		1,723,594	1,660,136	1,489,895	1,427,557	1,473,811	1,379,133

Trust	Money trust	8,906,983	8,363,610	9,047,669	9,627,037	7,114,352	7,405,675
deposits	Property trust	5,556,671	5,365,233	8,491,099	6,631,376	11,032,320	9,854,012

Subtotal		14,463,654	13,728,843	17,538,768	16,258,413	18,146,672	17,259,687

Total		145,214,982	152,587,534	142,471,125	146,278,329	142,694,841	143,540,919

2.2.2.	Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2007	December 31, 2006	December 31, 2005
Deposits	124,446	124,123	123,532
Deposits in Won	123,055	122,904	122,358

2.2.3.	Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2007	December 31, 2006	December 31, 2005
Deposits	7,901	7,799	7,725
Deposits in Won	7,812	7,722	7,652

2.2.4.	Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2007		December 31, 2006		December 31, 2005
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	134,539,050	146,260,926	120,680,825	125,574,817	120,532,216	118,565,341
Loans in foreign currency	7,610,703	7,498,780	6,561,902	7,261,811	4,745,013	5,314,883
Advances for customers	28,717	28,695	13,122	19,209	23,947	11,321

Subtotal	142,178,470	153,788,401	127,255,849	132,855,837	125,301,176	123,891,545

Trust account loans	408,301	415,786	351,880	403,552	334,404	328,127

Total	142,586,771	154,204,187	127,607,729	133,259,389	125,635,580	124,219,672

2.2.5.	Loan Balances as of December 31, 2007 by Maturity

(Unit: in millions of Won)

	1 year or less	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
Loans in Won	64,019,316	31,404,894	5,635,063	45,201,653	146,260,926
Loans in foreign currency	4,075,899	1,934,488	890,030	598,363	7,498,780

2.2.6.	Loan Balances by Type

The following table shows the bank account balances of our loans in Won by use as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2007	December 31, 2006	December 31, 2005
Loans to enterprise	Loans for operations	43,508,536	33,054,421	30,498,328
	Loans for facility	12,401,652	6,103,249	5,073,050
Loans to households		47,705,207	46,509,920	42,771,264
Loans to public sector & others	Loans for operations	1,430,050	894,178	643,141
	Loans for facility	24,450	3,687	34,157
Loans on property formation savings		702	1,013	6,748
Loans for housing		41,189,639	39,007,176	39,535,441
Inter-bank loans		—	—	1,274
Others		690	1,173	1,938

Total		146,260,926	125,574,817	118,565,341

2.2.7.	Loan to Deposit Ratio[1]

The following table shows loan to deposit ratio as of indicated dates.

(Unit: in millions of Won, %)

	December 31, 2007	December 31, 2006	December 31, 2005
Loans (A)	134,539,050	120,680,825	120,532,216
Deposits (B)	129,027,734	123,442,462	123,074,358

Loan to deposit ratio (A/B)	104.27	97.76	97.93

2.2.8.	Guarantees

(Unit: in millions of Won)

	December 31, 2007	December 31, 2006	December 31, 2005
Determined	5,297,910	2,704,307	1,789,560
Contingent	3,944,524	2,304,434	1,972,192

Total	9,242,434	5,008,741	3,761,752

[1]	Average balance of loans in Won / average balance of (deposits in Won + certificate of deposits)

2.2.9.	Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

		December 31, 2007		December 31, 2006		December 31, 2005
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Bank account)	Monetary stabilization bonds	7,736,322	6,075,608	11,803,683	8,534,765	10,667,229	11,570,306
	Government and public bonds	11,225,989	11,216,456	10,035,180	10,117,416	6,950,885	8,933,402
	Debentures	16,342,485	16,350,155	11,847,016	14,140,083	7,334,554	9,184,403
	Stocks	1,740,024	1,750,283	1,575,806	2,515,385	1,243,781	1,707,816
	Others	349,778	370,239	1,878,308	744,896	3,347,774	2,105,354

Subtotal		37,394,598	35,762,741	37,139,993	36,052,545	29,544,223	33,501,281

Securities in Won (Trust account)	Monetary stabilization bonds	1,235,530	980,810	1,247,444	1,524,511	999,522	981,949
	Government and public bonds	1,252,644	1,123,819	1,090,228	1,216,613	993,450	1,013,355
	Debentures	1,707,174	1,374,010	1,937,309	1,815,093	1,979,588	2,017,298
	Stocks	567,221	490,118	756,900	769,212	514,568	542,731
	Others	2,585,637	2,538,954	3,837,714	2,873,202	2,745,143	3,311,235

Subtotal		7,348,206	6,507,711	8,869,595	8,198,631	7,232,271	7,866,568

Securities in foreign currency (Trust account)		22,154	12,449	110,472	32,661	289,665	184,115
Securities in foreign	Foreign securities	720,035	927,610	559,343	613,078	579,561	525,892
currency (Bank account)	Off-shore foreign securities	273,084	273,188	233,838	216,066	279,004	252,994

Subtotal		993,119	1,200,798	793,181	829,144	858,565	778,886

Total		45,758,077	43,483,699	46,913,241	45,112,981	37,924,724	42,330,850

2.2.10.	Trust Account

(Unit: in millions of Won)

	December 31, 2007		December 31, 2006		December 31, 2005
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	296	12,928	325	11,295	335	43,088
Performance trust	14,463,358	57,384	17,538,443	67,209	18,146,337	77,756

Total	14,463,654	70,312	17,538,768	78,504	18,146,672	120,844

2.2.11.	Credit Card

(Unit: in millions of Won, number of individuals and merchants)

		As of or for the years ended of indicated dates
		December 31, 2007	December 31, 2006	December 31, 2005
Number of card holders	Corporate	173,122	173,190	159,047
	Individual	8,518,930	8,883,738	9,342,552
Number of merchants		1,751,826	1,610,446	1,506,979
Sales volume[1]		68,516,441	63,929,192	62,475,085
Fee revenue		2,207,975	2,189,014	2,090,253

2.3. Branch Networks

As of December 31, 2007, we had 1,116 branches (including the head office) and 90 sub-branches in Korea; 478 of our branches and sub-branches are located in Seoul.

We also have four overseas branches and three overseas representative offices. The overseas branches are located in Tokyo, Japan; New York, U.S.A.; Auckland, New Zealand; and Guangzhou, People’s Republic of China. The overseas representative offices located are in Almaty, Kazakhstan; Ho Chi Minh City, Vietnam; and Kyiv, Ukraine.

[1]	Includes lump-sum and installment purchases, cash advances, and check card and purchasing card transactions.

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Unit: in millions of Won, %)

	December 31, 2007	December 31, 2006	December 31, 2005
Risk-adjusted capital (A)	19,634,235	18,751,151	15,682,535
Risk-weighted assets (B)	155,598,835	132,373,478	121,072,676

BIS ratios (A/B)	12.62	14.17	12.95

2.4.2. Non-Performing Loans

(Unit: in millions of Won, %)

December 31, 2007		December 31, 2006		Change
Amount	Ratio of NPL to total loans	Amount	Ratio of NPL to total loans	Amount	Ratio of NPL to total loans
1,096,470	0.62%	1,295,915	0.85%	-199,445	-0.23%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Unit: in millions of Won)

		December 31, 2007	December 31, 2006	December 31, 2005
Loan losses allowance	Domestic	2,609,414	2,458,307	2,496,725
	Foreign	6,583	4,772	4,052

	Total	2,615,997	2,463,079	2,500,777

Write-Off		822,794	1,693,468	1,978,875

2.4.4. Changes in Loan Loss Allowances for Recent Three Years1

(Unit: in millions of Won)

	December 31, 2007	December 31, 2006	December 31, 2005
Beginning balance	2,360,867	2,453,275	3,118,775

Net Write-Off	(375,598)	(1,034,059)	(1,726,632)
Write-Off	(817,358)	(1,680,331)	(2,002,336)
Recovery	530,637	474,278	452,235
Other	(88,877)	171,994	(176,531)

Provision for loan losses	516,596	941,651	1,061,132

Ending balance	2,501,865	2,360,867	2,453,275

[1]	Loan loss allowance includes present value discounts and excludes allowance for other assets.

3. Financial Information

3.1. Consolidated Condensed Financial Statements

(Unit: in millions of Won, number of subsidiaries)

	As of or for the year ended
	December 31, 2007	December 31, 2006
Cash and due from banks	6,727,411	6,688,977
Securities	34,239,723	32,588,135
Loans	171,730,131	150,017,861
Tangible assets	2,301,464	2,139,486
Other assets	8,045,715	7,478,977
Total assets	223,044,444	198,913,436
Deposits	142,100,520	133,296,975
Borrowings	50,170,776	38,786,899
Other liabilities	14,666,041	11,701,501
Total liabilities	206,937,337	183,785,375
Common stock	1,681,896	1,681,896
Capital surplus	6,274,535	6,274,831
Retained earnings	7,775,285	6,241,912
Capital Adjustments	0	0
Accumulated other comprehensive income	331,159	885,141
Minority interests	44,232	44,281
Total shareholders’ equity	16,107,107	15,128,061
Liabilities and Shareholders’ Equity	223,044,444	198,913,436
Operating revenue	22,154,335	20,319,778
Operating income	4,280,654	3,250,034
Income (loss) before income tax	4,544,746	3,424,562
Net (loss) income	2,762,198	2,467,006
Controlling company interests, gain (loss)	2,757,316	2,458,260
No. of subsidiaries included in the consolidation	10	11

3.2. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the year ended
	December 31, 2007	December 31, 2006
Cash and due from banks	3,554,754	6,568,306
Securities	30,777,359	29,382,480
Loans	171,549,993	149,867,182
Tangible assets	2,298,743	2,137,732
Other assets	7,695,189	7,250,781

Total assets	218,866,038	195,206,481

Deposits	138,858,691	130,019,916
Borrowings	50,250,481	39,042,684
Other liabilities	13,719,105	11,088,924

Total liabilities	202,828,277	180,151,524

Common stock	1,681,896	1,681,896
Capital surplus	6,258,297	6,258,297
Capital Adjustments	0	0
Accumulated other comprehensive income	356,412	899,542
Retained earnings	7,741,156	6,215,222
Total shareholders’ equity	16,037,761	15,054,957

Liabilities and Shareholders’ Equity	218,866,038	195,206,481

Operating revenue	21,281,826	19,618,874
Operating income	4,233,386	3,204,983
Income (loss) before income tax	4,529,870	3,407,595

Net (loss) income	2,773,843	2,472,111

3.3 Other Financial Information

See Exhibit 99.1 Kookmin Bank Consolidated Audit Report by our independent auditors for our full consolidated financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Audit Report will also be available on our website, www.kbstar.com.

See Exhibit 99.1 of our Form 6-K as filed on March 7, 2008 for our full non-consolidated financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea, and which were approved at the annual general meeting of shareholders on March 20, 2008. The Non-consolidated Audit Report will also be available on our website, www.kbstar.com.

4. Independent Public Accountants

4.1. Audit & Audit related Fees

Deloitte Anjin LLC has audited our financial statements for fiscal year 2007. The aggregate contract fee for the audit and review fees for the year 2007 is Won 1,420 million.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Unit: in millions of Won unless indicated otherwise)

Year		Service description	Amount of payment
2007	- - -	Issuance of comfort letter Issuance of comfort letter Agreement for issuance of comfort letter with respect to residential mortgage-backed securities (“RMBS”)[1]	90 70 50
2006	- -	Issuance of comfort letter Confirmation of BIS ratio and confirmation affirming that Kookmin Bank is not a Non-Financial Operator	40 10
2005	-	Issuance of comfort letter	30

[1]	The Agreement for issuance of comfort letter has been terminated due to the cancellation of the proposed RMBS issuance.

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The board of directors resolves following matters:

•	Matters relating to general meeting of shareholders

•	Matters relating to general management

•	Matters relating to organization and directors of the company

•	Matters relating to funding and capital

•	Other related matters

The following committees currently serve under our board of directors:

•	The Board Steering Committee

•	The Management Strategy Committee

•	The Risk Management Committee

•	The Evaluation & Compensation Committee

•	The Audit Committee

•	The Non-Executive Director Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

The audit committee oversees our financial reporting and approves the appointment of and interaction among our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. The committee also examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors

5.3.1 Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in 2007.

(Unit: in millions of Won)

	The aggregate remuneration paid (From January to December 2007)	Limit for the remuneration resolved by shareholders’ meeting (For the year 2007)	Average amount of the payment per person (From January to December 2007)		Total fair value of stock option[1]	Weight (%)
1) Executive Directors (Except Chief Audit Executive and Non-executive Directors)	3,535		1,178		134	3.79%
2) Non-executive Directors (Except members of Audit Committee)	316	8,000	71	[2]	69	21.84%
3) Members of Audit Committee (Including Chief Audit Executive)	1,064		213		21	1.97%

Total	4,915	8,000	387	[2]	224	4.56%

[1]

For those portions of stock options granted on or before December 31, 2006, we used the intrinsic value model to calculate the total fair value of stock option. For those portions of stock options granted on or after January 1, 2007, we adopted the Black-Scholes option pricing model to calculate the total fair value of stock option.

The following negative values, resulting from calculation according to the intrinsic value method, are excluded from this table: (367) million Won (Executive Directors (except Chief Audit Executive and Non-executive Directors)), (142) million Won (Non-executive Directors (except members of Audit Committee)), (100) million Won (Members of Audit Committee (including Chief Audit Executive)).

[2]	Reflects the changes made to the number of non-executive directors in March and October of 2007.

5.3.2. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of December 31, 2007.

(Unit: in Won, shares)

			Exercise period		Exercise	Number of granted	Number of exercised	Number of exercisable
Grant date	Name of the grantee	Position when granted	From	To	price	options[1]	options	options
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	11,845	0
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	11,845	0
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	7,845	4,000
15-Mar-01	Hoo Sang Jang	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Sang Hoon Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Jae In Suh	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Sung Hyun Chung	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Jong Hwa Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Sang Won Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joon Ho Park	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Wan Choi	Employee	16-Mar-04	15-Mar-09	28,027	370	370	0
15-Mar-01	Jeong Haing Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Tae Joo Yoon	Employee	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Si An Her	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seok Won Choi	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yong Soo Shin	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Sung Shin Cho	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Young Mo Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Gil Lee	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	2,318	0
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	19,333	0
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	75,000	75,000
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	1,021	2,300
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	10,000	0	10,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

			Exercise period		Exercise	Number of granted	Number of exercised	Number of exercisable
Grant date	Name of the grantee	Position when granted	From	To	price	options[1]	options	options
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	16,405	10,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	20,522	20,522	0
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	13,339	0
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Jong Young Yoon	Employee	23-Mar-05	22-Mar-10	57,100	14,712	5,000	9,712
22-Mar-02	Jae Il Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hyung Goo Sim	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Jeong Haing Lee	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Joon Sup Chang	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Young No Lee	Employee	23-Mar-05	22-Mar-10	57,100	14,712	14,712	0
22-Mar-02	Sung Bin Kim	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bok Park	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Yun Keun Jung	Employee	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Man Soo Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Jeong Young Kim	Employee	23-Mar-05	22-Mar-10	57,100	5,000	5,000	0
22-Mar-02	Hack Yeon Jeong	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jong Hwan Byun	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jae Han Kim	Employee	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
22-Mar-02	Jong Ok Na	Employee	23-Mar-05	22-Mar-10	57,100	2,500	2,500	0
29-Mar-02	Byoung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	Ki Hong Kim	Non Executive Director	22-Mar-06	21-Mar-11	58,600	10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive Director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive Director	22-Mar-06	21-Mar-11	42,200	3,351	3,351	0
21-Mar-03	Kyung Hee Yoon	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Bernard S. Black	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	4,443	5,000
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	7,024	4,024	3,000
21-Mar-03	Won Suk Oh	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Sung Dae Min	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Kyong Jae Jeong	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Chul Hee Kim	Employee	22-Mar-06	21-Mar-11	35,500	14,343	0	14,343
21-Mar-03	In Do Lee	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Maeng Soo Ryang	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-06	27-Aug-11	40,500	5,091	0	5,091
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,452	7,452	0
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang	Employee	10-Feb-07	09-Feb-12	46,100	5,000	5,000	0
09-Feb-04	Kyung Soo Kang	Employee	10-Feb-07	09-Feb-12	46,100	3,837	3,837	0
09-Feb-04	Yang Jin Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	5,000	0

			Exercise period		Exercise		Number of granted	Number of exercised	Number of exercisable
Grant date	Name of the grantee	Position when granted	From	To	price		options[1]	options	options
09-Feb-04	Dong Hwan Cho	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dong Sook Kang	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Young Han Kim	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	De Oak Shin	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Chang Ho Kim	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Dal Soo Lee	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
09-Feb-04	Byong Doo Ahn	Employee	10-Feb-07	09-Feb-12	46,100		5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500		5,000	0	5,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500		5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800		5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800		5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200		10,000	10,000	0
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	50,600		610,000	0	610,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	X	[2]	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		18,750	0	18,750
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		18,750	0	18,750
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		18,750	0	18,750
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		8,759	0	8,759
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800		30,000	0	30,000
18-Mar-05	Sung Soo Jung	Employee	19-Mar-08	18-Mar-13	46,800		4,379	0	4,379

[2]	Exercise price = (Base Price) Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4).

( Base Price ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

			Exercise period		Exercise		Number of granted	Number of exercised	Number of exercisable
Grant date	Name of the grantee	Position when granted	From	To	price		options[1]	options	options
18-Mar-05	Hye Young Kim	Employee	19-Mar-08	18-Mar-13	46,800		4,379	0	4,379
18-Mar-05	Ki Hyun Kim	Employee	19-Mar-08	18-Mar-13	46,800		4,379	0	4,379
18-Mar-05	Jae Sam Jung	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Chang Ho Kim	Employee	19-Mar-08	18-Mar-13	46,800		4,379	0	4,379
18-Mar-05	Dong Sook Kang	Employee	19-Mar-08	18-Mar-13	46,800		4,379	0	4,379
18-Mar-05	De Oak Shin	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Dal Soo Lee	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Byong Doo Ahn	Employee	19-Mar-08	18-Mar-13	46,800		4,379	0	4,379
18-Mar-05	Byung Kun Oh	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Won Sik Yeo	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Dong Su Ryo	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Kyoung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800		9,375	0	9,375
18-Mar-05	Jeung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Kwang Suk Lee	Employee	19-Mar-08	18-Mar-13	46,800		9,375	0	9,375
18-Mar-05	Tae Gon Kim	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Hyeog Kwan Kwon	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Kyu Hyung Jung	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Dong Hwan Cho	Employee	19-Mar-08	18-Mar-13	46,800		9,375	0	9,375
18-Mar-05	Man Hee Lee	Employee	19-Mar-08	18-Mar-13	46,800		9,375	0	9,375
18-Mar-05	Il Soo Moon	Employee	19-Mar-08	18-Mar-13	46,800		15,000	0	15,000
18-Mar-05	Yong Seung Lee	Employee	19-Mar-08	18-Mar-13	46,800		9,375	0	9,375
18-Mar-05	Suk Yong Cha	Non Executive Director	19-Mar-08	18-Mar-13	61,000		5,091	0	5,091
18-Mar-05	Ki Hong Kim	Non Executive Director	19-Mar-08	18-Mar-13	60,300		5,077	0	5,077
18-Mar-05	Young Soon Cheon	Non Executive Director	19-Mar-08	18-Mar-13	63,600		10,072	0	10,072
18-Mar-05	Dong Soo Chung	Non Executive Director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive Director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive Director	19-Mar-08	18-Mar-13	61,000		5,091	0	5,091
18-Mar-05	Doo Hwan Song	Non Executive Director	19-Mar-08	18-Mar-13	63,800		10,031	0	10,031
18-Mar-05	Dam Cho	Non Executive Director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive Director	19-Mar-08	18-Mar-13	X	[2]	15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700		8,827	0	8,827
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200		30,000	0	30,000
23-Aug-05	Youn Soo Kim	Employee	24-Aug-08	23-Aug-13	53,000		7,212	0	7,212
24-Mar-06	Dong Soo Chung	Non Executive Director	25-Mar-09	24-Mar-14	X	[3]	20,000	0	20,000
24-Mar-06	Doo Hwan Song	Non Executive Director	25-Mar-09	24-Mar-14	—		0	0	0
24-Mar-06	Chang Kyu Lee	Non Executive Director	25-Mar-09	24-Mar-14	X	[3]	10,000	0	10,000
24-Mar-06	Dam Cho	Non Executive Director	25-Mar-09	24-Mar-14	X	[3]	10,000	0	10,000

3	Exercise price = (Base Price) Won x (1 + TRS of the three major competitors x 0.4)

( Base Price ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

			Exercise period		Exercise		Number of granted	Number of exercised	Number of exercisable
Grant date	Name of the grantee	Position when granted	From	To	price		options[1]	options	options
24-Mar-06	Nobuya Takasugi	Non Executive Director	25-Mar-09	24-Mar-14	X	[3]	10,000	0	10,000
24-Mar-06	Young Soon Cheon	Non Executive Director	25-Mar-09	24-Mar-14	85,100		5,000	0	5,000
24-Mar-06	Kee Young Chung	Non Executive Director	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Bo Kyung Byun	Non Executive Director	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Bae Kin Cha	Non Executive Director	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Hyung Duk Chang	Chief Audit Executive	25-Mar-09	24-Mar-14	X	[3]	20,000	0	20,000
24-Mar-06	Ki Hong Kim	Chief Executive Vice President	25-Mar-09	24-Mar-14	X	[3]	210,000	0	210,000
24-Mar-06	Kap Joe Song	Senior Executive Vice President	25-Mar-09	24-Mar-14	X	[3]	45,000	0	45,000
24-Mar-06	Dal Soo Lee	Senior Executive Vice President	25-Mar-09	24-Mar-14	X	[3]	20,000	0	20,000
24-Mar-06	Won Sik Yeo	Senior Executive Vice President	25-Mar-09	24-Mar-14	X	[3]	20,000	0	20,000
24-Mar-06	De Oak Shin	Senior Executive Vice President	25-Mar-09	24-Mar-14	X	[3]	20,000	0	20,000
24-Mar-06	Choong Won Cho	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Yook Sang Kwon	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Haing Hyun Choi	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	In Gyu Choi	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Kwang Chun Shon	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Han Mok Cho	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Soon Hyun Kim	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Seung Joo Baik	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Kwang Mook Park	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Se Yoon Hong	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Sang Rak Jang	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Jin Sun Paeng	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Shin Og Joo	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Young Hee Jeon	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
24-Mar-06	Bae Young Lee	Employee	25-Mar-09	24-Mar-14	X	[3]	30,000	0	30,000
28-Apr-06	Young Mo Lee	Employee	29-Apr-09	28-Apr-14	X	[3]	30,000	0	30,000
27-Oct-06	Dong Hyun Ji	Employee	28-Oct-09	27-Oct-14	X	[3]	20,000	0	20,000
08-Feb-07	Dong Su Yeo	Senior Executive Vice President	09-Feb-10	08-Feb-15	X	[3]	10,000	0	10,000
08-Feb-07	Hyeog Kwan Kwon	Senior Executive Vice President	09-Feb-10	08-Feb-15	X	[3]	10,000	0	10,000
08-Feb-07	Jeung Ho Lee	Senior Executive Vice President	09-Feb-10	08-Feb-15	X	[3]	10,000	0	10,000
08-Feb-07	Kyoung Woo Nam	Senior Executive Vice President	09-Feb-10	08-Feb-15	X	[3]	45,000	0	45,000
08-Feb-07	Gi Eui Choi	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Chung Wook Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Kyung Hak Lee	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Jae Gon Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Heung Un Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Woo Shick Lee	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Young Hwan Sohn	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Young Gu Joo	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Han Ok Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000

			Exercise period		Exercise		Number of granted	Number of exercised	Number of exercisable
Grant date	Name of the grantee	Position when granted	From	To	price		options[1]	options	options
08-Feb-07	Yong Shin Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Kyung Gu Lee	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Kyun Shin	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Hwa Jung Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Tae Sung Hwang	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Myung Heun You	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Nam Cheol Shin	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	In Byung Park	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Kun Soo Kang	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Kwang Won Jee	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Youn Dong Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Chan Bon Park	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Jong Bum Kim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Byong Duk Min	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Hye Seok Seo	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Bou Hwan Sim	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Yong Soo Seok	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
08-Feb-07	Sang Hun Choi	Employee	09-Feb-10	08-Feb-15	X	[3]	30,000	0	30,000
23-Mar-07	Jacques P.M. Kemp	Non Executive Director	24-Mar-10	23-Mar-15	X	[3]	30,000	0	30,000
		Total					4,080,094	269,250	3,810,844

(The average weighted exercise price of exercisable options is Won 64,775)

5.4. Affiliated Companies

5.4.1 List of Affiliates1

Affiliated companies of Kookmin Bank and its ownership as of December 31, 2007 are as follows.

•	KB Investment Co., Ltd. (99.99%)

•	KB Asset Management Co., Ltd. (80.00%)

•	KB Real Estate Trust Co., Ltd. (99.99%)

•	KB Credit Information Co., Ltd. (99.73%)

•	KB Data Systems Corporation (99.99%)

•	KB Futures Co., Ltd. (99.98%)

•	KB Life Insurance Co., Ltd. (51.00%)

•	Kookmin Bank International (London) Ltd. (100.00%)

•	Kookmin Bank Hong Kong Ltd. (100.00%)

•	Sorak Financial Holdings Pte. Ltd. (25.00%)

•	KB Investment & Securities Co., Ltd.[2] (95.8%)

1	Excludes Jooeun Industrial and KLB Securities, which are under liquidation procedures. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited are also under liquidation procedures.
2	On March 11, 2008, KB Investment & Securities Co., Ltd. (formerly Hannuri Investment & Securities Co., Ltd.) was added as a new affiliate.

6. Directors, Senior Management and Employees

6.1. Executive Directors

Our four executive directors consist of the President & CEO, Chief Audit Executive and Senior Executive Vice Presidents as of December 31, 2007.

The names and positions of our directors, and the number of shares of Kookmin Bank’s common stock they own are set forth below as of December 31, 2007.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang[1]	08/13/1950	Chief Audit Executive	—
Ki Hong Kim	01/10/1957	Senior EVP[2]	—
Kap Shin[3]	09/04/1955	CFO & Senior EVP	—

On March 20, 2008, three new executive directors were appointed.

Name	Date of Birth	Position	Common Shares Owned
Yong Hwa Cheong	07/12/1952	Chief Audit Executive	—
In Gyu Choi	12/23/1955	Executive Director	39
Donald H. MacKenzie	12/20/1948	CFO & Senior EVP	—

6.2 Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting.

Our current non-executive directors and the number of shares of Kookmin Bank’s common stock they own as of December 31, 2007 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Dong Soo Chung[4]	09/24/1945	Non-Executive Director	2,976
Nobuya Takasugi[4]	09/03/1942	Non-Executive Director	—
Kee Young Chung	09/07/1948	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Chang Kyu Lee[4]	05/20/1951	Non-Executive Director	500
Dam Cho	08/01/1952	Non-Executive Director	—
Bo Kyung Byun	08/09/1953	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Baek In Cha	07/23/1958	Non-Executive Director	—

[1]	Mr. Hyung Duk Chang completed his term as Chief Audit Executive on March 20, 2008.
[2]	On October 12, 2007, Mr. Ki Hong Kim’s position was changed to Senior EVP.
[3]	Mr. Kap Shin completed his term as executive director on March 20, 2008.
[4]	Messrs. Dong Soo Chung, Nobuya Takasugi and Chang Kyu Lee completed their terms as non-executive directors on March 20, 2008.

On March 20, 2008, four new non-executive directors were appointed and one non-executive director was re-appointed.

Name	Date of Birth	Position	Common Shares Owned
Dam Cho	08/01/1952	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	—
Sang Moon Hahm	02/02/1954	Non-Executive Director	—
Han Kim	02/17/1954	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	—

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we had the following 14 executive officers as of December 31, 2007.

Name	Date of Birth	Position	Common Shares Owned
Dal Soo Lee	02/15/1952	Senior Executive Vice President	192
Won Sik Yeo[2]	01/30/1953	Senior Executive Vice President	—	[5]
Dong Su Yeo[1]	02/17/1956	Senior Executive Vice President	—	[5]
Hyeog Kwan Kwon[1]	12/10/1953	Senior Executive Vice president	40	[5]
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
De Oak Shin[2]	01/09/1951	Senior Executive Vice President	8,963	[5]
Kyoung Woo Nam	04/01/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Jeung Ho Lee	08/15/1952	Senior Executive Vice President	78
Jeong Min Kim[3]	05/08/1951	Senior Executive Vice President	130	[5]
Donald H. MacKenzie	12/20/1948	Senior Executive Vice President	—
Kap Joe Song[4]	07/20/1947	Senior Executive Vice President	—	[5]
Dong Won Kim[2]	03/01/1953	Senior Executive Vice President	—	[5]

As of March 20, 2008, six executive officers had been newly appointed.

Name	Date of Birth	Position	Common Shares Owned
In Gyu Choi	12/23/1955	Executive Director	39
Hyung Goo Sim	10/24/1953	Senior EVP	—
Byung Kun Oh	01/06/1953	Senior EVP	95
Se Yoon Hong	04/11/1954	Senior EVP	152
Heung Woon Kim	07/20/1957	Senior EVP	1,600
Kwang Chun Shon	07/21/1956	Senior EVP	41

[1]	Messrs. Dong Su Yeo and Hyeog Kwan Kwon completed their terms as Senior EVPs on January 2, 2008.
[2]	Mr. Won Sik Yeo, Ms. De Oak Shin and Mr. Dong Won Kim completed their terms as Senior EVPs on January 16, 2008.
[3]	On January 6, 2008, Mr. Jeong Min Kim resigned his office before completing his term due to his appointment as an executive director of one of our affiliates.
[4]	Mr. Kap Joe Song completed his term as Senior EVP on January 31, 2008.
[5]	As of September 30, 2007.

6.4. Employees

The following table shows the breakdown of our employees as of December 31, 2007.

(Unit: in millions of Won)

	Number of Employees[1]			Average Tenure of the Full-time Employees (years)[2]	Total Payment for year of 2007[3]	Average Payment per Person
	Full-time	Contractual	Total
Male	12,957	1,508	14,465	17 years and 11 months	1,235,987	85.4
Female	4,729	6,858	11,587	13 years and 8 months	648,666	56.0
Total	17,686	8,366	26,052	16 years and 9 months	1,884,653	72.3

[1]

Number of employees is calculated as the arithmetic mean of the number of employees as of the end of each month from January 31, 2007 to December 31, 2007, and does not include executive vice presidents, local employees in overseas branches and persons engaged in outsourced services.

[2]	Based on only full-time employees as of December 31, 2007
[3]	Based on labor expense and employee benefit / welfare costs paid as of December 31, 2007

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders1

The following table presents information regarding the selected major ownership of our shares as of December 31, 2007:

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N. A.[2]	55,868,485	16.61
Euro-Pacific Growth Fund	18,377,910	5.46

7.2. Changes in the Largest Shareholder for the Recent Three Years

(Unit: Shares, %)

Name	Date of Change/ Date of Change in Ownership Level[3]	Number of Shares of Common Stock		Percentage of Total Issued Shares
National Pension Services	February 20, 2008	14,951,343	[4]	4.44	[4]
Euro-Pacific Growth Fund	February 20, 2008	11,629,660		3.46
Euro-Pacific Growth Fund	October 10, 2005	16,099,940		4.79
ING Bank N.V. Amsterdam	March 21, 2005	13,650,001		4.06
Euro-Pacific Growth Fund	January 17, 2005	14,326,220		4.26

[1]	As of December 31, 2007
[2]	Depositary under our ADR and GDR programs
[3]	The date of change / change in ownership level is the date as indicated on the public filing that discloses changes in the largest shareholder, etc.
[4]	As of December 31, 2007

7.3. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (Jan 1, 2007)	Increase	Decrease	Ending Balance (Dec 31, 2007)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,756	—	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,999	—	—	7,999
KB Credit Information	Affiliate	Equity Securities of Affiliate	6,245	—	—	6,245
KB Life Insurance	Affiliate	Equity Securities of Affiliate	15,300	20,400	—	35,700
Jooeun Industrial[1]	Affiliate	Equity Securities of Affiliate	9,999	—	—	9,999
KLB Securities[1]	Affiliate	Equity Securities of Affiliate	24,274	—	—	24,274
ING Life Korea[2]	—	Equity Securities	14,000	—	2,378	11,622
Kookmin Bank Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	18,592	172	—	18,764
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	36,482	1,000	—	37,482

Based on par value

On March 11, 2008, KB Investment & Securities Co., Ltd. (formerly Hannuri Investment & Securities Co., Ltd.) was added as a new affiliate.

[1]	Jooeun Industrial and KLB Securities are under liquidation procedures.
[2]	Due to Kookmin Bank’s disposition of a 5.1% stake in ING Life Korea on September 27, 2007, ING Life Korea is no longer a subsidiary of Kookmin Bank.

7.4. Related Party Transactions

(Unit: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains /Losses
LG International	Related party of Non-executive director, Kee Young Chung	Equity securities	9,913	9,913	19,826	386
DSME Co.	Related party of Non-executive director, Dong Soo Chung	Equity securities	6,223	6,189	12,412	407

	Total		16,136	16,102	32,238	793

8. Other Important Information for Investors

8.1. Progress Relating to Regulatory Filing

1.	On July 13, 2007, we submitted a current report on Form 6-K relating to a second notice of additional tax assessment from the Seoul Regional Tax Office in respect of the periodic tax audit for the years 2002 to 2005. This second assessment was in the amount of KRW 268,791,041,795, and in addition to an earlier assessment in the amount of KRW 173,189,962,460. The amount payable in respect of the second assessment was subsequently reduced by KRW 3,006,280,175, in part due to early payment of the assessed amounts. We paid such reduced amount on August 13, 2007.

2.	On August 6, 2007 and August 13, 2007, we appealed the tax assessments in two separate proceedings, distinguished in part by type of tax. The amount of assessment being appealed is KRW 438,862,802,150.

3.	On September 12, 2007, we disclosed that we were reviewing the establishment of a new securities company and/or the acquisition of an existing securities company in pursuit of a possible entry into the securities business. In connection therewith, on March 11, 2008, we acquired 95.8% of Hannuri Investment & Securities Co., Ltd, which was added as a new affiliate of Kookmin Bank and changed its name to KB Investment & Securities Co., Ltd.

4.	On November 6, 2007, we disclosed that we were reviewing internally a possible entry into Central Asian markets (including Kazakhstan) and South East Asian markets through potential acquisition as part of overseas expansion strategy. On March 14, 2008, we entered into an agreement to acquire 29.99% of the outstanding shares of Joint Stock Company Bank CenterCredit (“CenterCredit”). We plan to increase our equity stake in CenterCredit to 50.1% or more within 30 months from the closing date of this acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 31, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO Executive Director